H & H IMPORTS, INC.
                              7220 N.W. 7TH STREET
                              PLANTATION, FL 33317


June 2, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:      H & H Imports, Inc.
         Registration Statement on Form S-1
         File No. 333-125268


                   REQUEST FOR ACCELERATION OF EFFECTIVE DATE

Greetings:

On behalf of the Registrant, H & H Imports, Inc. (the "Company"), this will request the acceleration of the effective date of the above referenced Registration Statement to 10:00 a.m. on June 6, 2008, or as soon thereafter as may be practicable. Please advise our counsel, Joel Bernstein, at 305-858-7300 if you have any questions concerning this matter.

This will acknowledge that:

         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                       Yours very truly,

                                       H & H IMPORTS, INC.

                                       /s/ Francis A. Rebello
                                       President